Exhibit 99.1

Fourth Quarter 2016 Earnings Release

BMO Financial Group Reports Net Income of $4.6 Billion for Fiscal 2016

Financial Results Highlights:

Fourth Quarter 2016 Compared with Fourth Quarter 2015:

•	Net income of $1,345 million, up 11%; adjusted net income[1] of $1,395 million, up 10%

•	EPS[2] of $2.02, up 10%; adjusted EPS[1,2] of $2.10, up 11%

•	ROE of 13.8%, compared with 12.9%; adjusted ROE[1] of 14.4%, compared with 13.5%

•	Provisions for credit losses of $174 million, compared with $128 million

•	Common Equity Tier 1 Ratio of 10.1%

•	Dividend increased by $0.02 from the preceding quarter to $0.88

Fiscal 2016 Compared with Fiscal 2015:

•	Net income of $4,631 million, up 5%; adjusted net income[1] of $5,020 million, up 7%

•	EPS[2] of $6.92, up 5%; adjusted EPS[1,2] of $7.52, up 7%

•	ROE of 12.1%, compared with 12.5%; adjusted ROE[1] of 13.1%, compared with 13.3%

•	Provisions for credit losses of $815 million, compared with $612 million

•	Annual dividends paid per share of $3.36 compared to $3.20, an increase of $0.16 or 5%

Toronto, December 6, 2016 – For the fourth quarter ended October 31, 2016, BMO Financial Group reported net income of $1,345 million or $2.02 per share on a reported basis, and net income of $1,395 million or $2.10 per share on an adjusted basis.

“The actions we have taken over the last several years to advance our strategic priorities are reflected in strong performance for the fourth quarter and the year. Adjusted earnings for 2016 surpassed $5 billion for the first time and we delivered adjusted earnings per share of $7.52, both up 7% from the previous year,” said Bill Downe, Chief Executive Officer, BMO Financial Group.

“These results reflect, in addition to a strong and diversified business model, the role our technology capabilities are playing in differentiating our offering and the customer experience we are able to deliver. They are allowing us to be faster and more efficient while delivering ever-increasing value.

“In every part of the bank, we balanced decisions to improve operating efficiencies with those aimed at enabling future growth. We are well-capitalized with a strong balance sheet and a consistent and disciplined approach to managing risk.

“As we mark the start of our 200th year in business, we have never been better positioned. We are focused on the future and are confident in our capabilities as we build on momentum and drive continued growth. Our first priority remains to achieve industry-leading customer loyalty by delivering on our brand promise,” concluded Mr. Downe.

Concurrent with the release of results, BMO announced a first quarter 2017 dividend of $0.88 per common share, up $0.02 or 2% from the preceding quarter and up $0.04 per share or 5% from a year ago, equivalent to an annual dividend of $3.52 per common share.

BMO’s 2016 audited annual consolidated financial statements and accompanying management’s discussion & analysis (MD&A), along with the supplementary financial information report, are available online at www.bmo.com/investorrelations and at www.sedar.com.

(1)	Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.
(2)	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise. EPS is calculated using net income after deductions for net income attributable to non-controlling interest in subsidiaries and preferred share dividends.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

Total Bank Overview

Net income was $1,345 million for the fourth quarter of 2016, up 11% from the prior year. Adjusted net income, which excludes the amortization of acquisition-related intangible assets and acquisition integration costs in both periods, was $1,395 million, up 10% from the prior year with good income growth across our operating groups. EPS was $2.02, up 10% and adjusted EPS was $2.10, up 11% year over year. Return on equity was 13.8% and adjusted return on equity was 14.4%. Book value per share increased 6% from the prior year to $59.56 per share. The Common Equity Tier 1 Ratio was 10.1%.

Operating Segment Overview for the Fourth Quarter of 2016

Canadian P&C

Reported and adjusted net income of $592 million increased 5% from a year ago. Revenue increased $91 million or 5% from the prior year due to higher balances across most products and increased non-interest revenue. Provisions for credit losses increased $11 million to $123 million due to higher provisions in both the consumer and commercial portfolios. Non-interest expense increased $35 million or 4% reflecting continued investment in the business, net of an ongoing focus on expense management. Operating leverage was positive 1.4%. Year-over-year loan growth was 6% and deposit growth was 8%.

In our personal banking business, year-over-year loan and deposit growth was 4% and 9%, respectively. During the quarter, we completed the upgrade of our automated banking machines (ABMs) that offer enhanced functionality including intelligent touch screens and envelope-free deposits.

In our commercial banking business, year-over-year loan and deposit growth was 12% and 5%, respectively. These results reflect our continued focus on increasing sales force capacity and developing new products and services that meet our clients’ needs. This quarter, we simplified our product portfolio through the launch of five new Business Banking Plans aligned to our customers’ growing preference for digital banking.

U.S. P&C

Net income of $286 million increased $78 million or 38%. Adjusted net income, which excludes the amortization of acquisition-related intangible assets, was $299 million up $77 million or 35%. All amounts in the remainder of this section are on a U.S. dollar basis.

Net income of $217 million increased $59 million or 37% from a year ago and adjusted net income of $226 million increased $58 million or 34%, benefiting from the acquired BMO Transportation Finance business and continued good growth in commercial lending.

Revenue of $906 million increased $182 million or 25%, due to the acquired BMO Transportation Finance business, higher organic loan and deposit volumes, and increased deposit spreads and fee income, net of loan spread compression. Provisions for credit losses of $50 million increased $17 million, primarily due to a consumer loan sale benefit in the prior year, and the acquired BMO Transportation Finance business. Adjusted non-interest expense of $546 million increased $71 million or 15%, due primarily to the acquired BMO Transportation Finance business. Adjusted operating leverage was positive 9.9%.

Loans grew $10.7 billion or 18%, benefiting from the acquired BMO Transportation Finance business and organic commercial loan growth of 17%.

During the quarter, the Federal Deposit Insurance Corporation released their annual deposit market share results. In the Chicago and Milwaukee areas, we maintained our strong second place rankings, as BMO Harris Bank’s deposit market share improved to 13.6% and 13.8%, respectively. We maintained our overall number four market share ranking within our primary footprint of Wisconsin, Illinois, Missouri, Kansas, Indiana, and Minnesota.

BMO Wealth Management

Net income was $279 million, up 15% from a year ago. Adjusted net income, which excludes acquisition integration costs and the amortization of acquisition-related intangible assets, was $302 million up 11% from a year ago. Traditional wealth reported net income was $201 million compared to $186 million a year ago. Traditional wealth adjusted net income was $224 million compared to $214 million a year ago largely reflecting improved market conditions and growth across most of our businesses. From a year-over-year growth perspective, a gain on sale of an investment in the current quarter was offset by a gain on sale net of a legal provision in the prior year. Net income in insurance was $78 million, up $21 million from a year ago mainly due to the impact of business growth and favourable market movements in the current quarter. Adjusted operating leverage, net of insurance claims, commissions and changes in policy benefit liabilities, was 2.7% as we focused on expense management.

Assets under management and administration increased $12 billion or 1% from a year ago to $875 billion. Year-over-year both loans and deposits grew by 10% as we continue to diversify our product mix.

BMO Private Bank was named Best Private Bank - Canada - 2016 by World Finance for the sixth consecutive year, recognized for its operational dynamics and strong brand impact establishing a leading value proposition.

BMO Financial Group Fourth Quarter Report 2016  1

BMO Capital Markets

Reported net income of $396 million increased $155 million or 65% from a year ago. Adjusted net income, which excludes the amortization of acquisition-related intangible assets, was $396 million, an increase of $154 million or 64%, driven by strong revenue performance. Revenue increased $249 million or 27%. In our Investment and Corporate Banking business, revenue increased due to strong mergers and acquisitions advisory activity, higher revenue from equity and debt underwriting, corporate lending and net securities gains. Trading Products revenue increased due to higher trading revenue from improved client activity, particularly in equity and interest rate trading, and higher equity issuances. Net recoveries of credit losses of $8 million increased $6 million from the prior year. Non-interest expense increased $38 million or 6%, mainly due to higher employee-related costs given strong performance.

During the quarter, Greenwich Associates ranked BMO Capital Markets first (tied) as a Greenwich Quality Leader in Overall Canadian Fixed Income, Canadian Fixed Income Sales, Canadian Fixed Income Research and Canadian Fixed Income Trading; second as a 2016 Greenwich Share Leader for Equity Trading Share and second (tied) as a 2016 Greenwich Share Leader for Overall Canadian Fixed Income Market Share. BMO Capital Markets was also named Best Bank for the Canadian Dollar for the sixth consecutive year by FX Week magazine and ranked #1 (tied) by its clients as a Prime Broker in Canada in the 2016 Global Custodian Prime Brokerage Survey. BMO Capital Markets is acting as financial advisor to Spectra Energy on its combination with Enbridge, the largest M&A deal in Canadian history, creating the largest energy infrastructure company in North America with an enterprise value of $165 billion.

Corporate Services

Corporate Services net loss for the quarter was $208 million, compared with a net loss of $39 million a year ago. Corporate Services adjusted net loss for the quarter was $194 million, compared with an adjusted net loss of $33 million a year ago. Adjusted results in both periods exclude acquisition integration costs. Both reported and adjusted results declined due to lower revenue, mainly driven by a recovery under a legal settlement in the prior year, above-trend expenses and lower credit recoveries.

Adjusted results in these Total Bank Overview and Operating Segment Overview sections are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 10.1% at October 31, 2016. The CET1 Ratio increased from 10.0% at the end of the third quarter as higher capital more than offset higher risk-weighted assets.

Provision for Credit Losses

The total provision for credit losses was $174 million, an increase of $46 million from the prior year due to higher provisions in Canadian and U.S. P&C and lower net recoveries in Corporate Services.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual Management’s Discussion and Analysis and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

2  BMO Financial Group Fourth Quarter Report 2016

Financial Review

The Financial Review commentary is as of December 6, 2016. The Financial Review should be read in conjunction with the unaudited interim consolidated financial statements for the period ended October 31, 2016, included in this document, as well as the audited consolidated financial statements for the year ended October 31, 2016, and the MD&A for Fiscal 2016 in BMO’s 2016 Annual Report. The material that precedes this section comprises part of this Financial Review.

The 2016 Annual MD&A includes a comprehensive discussion of our businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents

4	Financial Highlights	14	Review of Operating Groups’ Performance
5	Non-GAAP Measures		14	Personal and Commercial Banking (P&C)
6	Caution Regarding Forward-Looking Statements			15	Canadian Personal and Commercial Banking (Canadian P&C)
7	Foreign Exchange			16	U.S. Personal and Commercial Banking (U.S. P&C)
8	Net Income		18	BMO Wealth Management
8	Revenue		20	BMO Capital Markets
10	Provisions for Credit Losses		21	Corporate Services
10	Impaired Loans	22	Risk Management
11	Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	23	Interim Consolidated Financial Statements
11	Non-Interest Expense		23	Consolidated Statement of Income
11	Income Taxes		24	Consolidated Statement of Comprehensive Income
12	Capital Management		25	Consolidated Balance Sheet
13	Eligible Dividends Designation		26	Consolidated Statement of Changes in Equity
		27	Other Investor and Media Information

Bank of Montreal’s management, under the supervision of the CEO and CFO, has evaluated the effectiveness, as of October 31, 2016, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended October 31, 2016, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

BMO Financial Group Fourth Quarter Report 2016  3

Financial Highlights	Table 1

(Canadian $ in millions, except as noted)	Q4-2016	Q3-2016	Q4-2015	Fiscal 2016	Fiscal 2015

Summary Income Statement
Net interest income	2,498	2,474	2,311	9,872	8,763
Non-interest revenue	2,780	3,159	2,671	11,215	10,626

Revenue	5,278	5,633	4,982	21,087	19,389
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	79	691	265	1,543	1,254

Revenue, net of CCPB	5,199	4,942	4,717	19,544	18,135
Provision for credit losses	174	257	128	815	612
Non-interest expense	3,323	3,092	3,093	12,997	12,182
Provision for income taxes	357	348	282	1,101	936

Net income	1,345	1,245	1,214	4,631	4,405

Attributable to bank shareholders	1,344	1,245	1,206	4,622	4,370
Attributable to non-controlling interest in subsidiaries	1	-	8	9	35

Net income	1,345	1,245	1,214	4,631	4,405

Adjusted net income	1,395	1,295	1,264	5,020	4,681

Common Share Data ($ except as noted)
Earnings per share	2.02	1.86	1.83	6.92	6.57
Adjusted earnings per share	2.10	1.94	1.90	7.52	7.00
Earnings per share growth (%)	10.4	3.3	17.3	5.3	2.5
Adjusted earnings per share growth (%)	10.5	4.3	16.6	7.4	6.2
Dividends declared per share	0.86	0.86	0.82	3.40	3.24
Book value per share	59.56	58.06	56.31	59.56	56.31
Closing share price	85.36	83.70	76.04	85.36	76.04
Total market value of common shares ($ billions)	55.1	54.0	48.9	55.1	48.9
Dividend yield (%)	4.0	4.1	4.3	4.0	4.3

Financial Measures and Ratios (%)
Return on equity	13.8	13.0	12.9	12.1	12.5
Adjusted return on equity	14.4	13.5	13.5	13.1	13.3
Return on tangible common equity	17.2	16.3	16.3	15.3	15.8
Adjusted return on tangible common equity	17.5	16.6	16.6	16.1	16.4
Net income growth	10.8	4.5	13.5	5.1	1.7
Adjusted net income growth	10.3	5.3	13.9	7.2	5.1
Revenue growth	5.9	16.7	7.4	8.8	6.4
Adjusted revenue growth, net of CCPB	10.2	7.3	8.7	8.2	8.5
Non-interest expense growth	7.4	4.1	7.1	6.7	11.5
Adjusted non-interest expense growth	7.3	3.5	6.9	6.1	9.8
Efficiency ratio, net of CCPB	63.9	62.6	65.6	66.5	67.2
Adjusted efficiency ratio	61.7	53.7	60.8	59.2	60.9
Adjusted efficiency ratio, net of CCPB	62.6	61.2	64.2	63.9	65.2
Operating leverage, net of CCPB	2.8	3.2	1.6	1.1	(3.0)
Adjusted operating leverage, net of CCPB	2.9	3.8	1.8	2.1	(1.3)
Net interest margin on average earning assets	1.57	1.58	1.53	1.59	1.51
Effective tax rate	21.0	21.9	18.8	19.2	17.5
Adjusted effective tax rate	21.2	22.0	18.9	19.9	18.0
Return on average assets	0.75	0.70	0.70	0.65	0.66
Provision for credit losses-to-average loans and acceptances (annualized)	0.19	0.29	0.15	0.23	0.19

Balance Sheet (as at $ millions, except as noted)
Assets	687,935	691,682	641,881	687,935	641,881
Net loans and acceptances	371,751	364,133	334,024	371,751	334,024
Deposits	473,372	467,846	438,169	473,372	438,169
Common shareholders’ equity	38,464	37,437	36,182	38,464	36,182
Cash and securities-to-total assets ratio (%)	27.1	27.3	27.8	27.1	27.8

Capital Ratios (%, except as noted) (1)
CET1 Ratio	10.1	10.0	10.7	10.1	10.7
Tier 1 Capital Ratio	11.6	11.2	12.3	11.6	12.3
Total Capital Ratio	13.6	13.3	14.4	13.6	14.4
Leverage Ratio	4.2	4.0	4.2	4.2	4.2

Foreign Exchange Rates
As at Canadian/U.S. dollar	1.3411	1.3056	1.3075	1.3411	1.3075
Average Canadian/U.S. dollar	1.3216	1.3029	1.3191	1.3251	1.2550

  Adjusted results are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

(1)	Comparative figures are as amended for Q3-2016 capital ratios, other than the Leverage Ratio.

4  BMO Financial Group Fourth Quarter Report 2016

Non-GAAP Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items as set out in Table 2 below. Results and measures that exclude the impact of Canadian/U.S. dollar exchange rate movements on our U.S. segment are non-GAAP measures (please see the Foreign Exchange section for a discussion of the effects of changes in exchange rates on our results). Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends, as well as comparisons with our competitors. Except as otherwise noted, management’s discussion of changes in adjusted results in this document applies equally to changes in corresponding reported results. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results.

Non-GAAP Measures	Table 2

(Canadian $ in millions, except as noted)	Q4-2016	Q3-2016	Q4-2015	Fiscal 2016	Fiscal 2015

Reported Results
Revenue	5,278	5,633	4,982	21,087	19,389
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(79)	(691)	(265)	(1,543)	(1,254)
Revenue, net of CCPB	5,199	4,942	4,717	19,544	18,135
Provision for credit losses	(174)	(257)	(128)	(815)	(612)
Non-interest expense	(3,323)	(3,092)	(3,093)	(12,997)	(12,182)
Income before income taxes	1,702	1,593	1,496	5,732	5,341
Provision for income taxes	(357)	(348)	(282)	(1,101)	(936)
Net Income	1,345	1,245	1,214	4,631	4,405
EPS ($)	2.02	1.86	1.83	6.92	6.57

Adjusting Items (Pre-tax)
Amortization of acquisition-related intangible assets (1)	(37)	(40)	(43)	(160)	(163)
Acquisition integration costs (2)	(31)	(27)	(20)	(104)	(53)
Cumulative accounting adjustment (3)	-	-	-	(85)	-
Restructuring cost (4)	-	-	-	(188)	(149)
Adjusting items included in reported pre-tax income	(68)	(67)	(63)	(537)	(365)

Adjusting Items (After tax)
Amortization of acquisition-related intangible assets (1)	(29)	(31)	(33)	(124)	(127)
Acquisition integration costs (2)	(21)	(19)	(17)	(71)	(43)
Cumulative accounting adjustment (3)	-	-	-	(62)	-
Restructuring cost (4)	-	-	-	(132)	(106)
Adjusting items included in reported net income after tax	(50)	(50)	(50)	(389)	(276)
Impact on EPS ($)	(0.08)	(0.08)	(0.07)	(0.60)	(0.43)

Adjusted Results
Revenue	5,278	5,633	4,984	21,171	19,391
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(79)	(691)	(265)	(1,543)	(1,254)
Revenue, net of CCPB	5,199	4,942	4,719	19,628	18,137
Provision for credit losses	(174)	(257)	(128)	(815)	(612)
Non-interest expense	(3,255)	(3,025)	(3,032)	(12,544)	(11,819)
Income before income taxes	1,770	1,660	1,559	6,269	5,706
Provision for income taxes	(375)	(365)	(295)	(1,249)	(1,025)
Net income	1,395	1,295	1,264	5,020	4,681
EPS ($)	2.10	1.94	1.90	7.52	7.00

  Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

(1)	These expenses were charged to the non-interest expense of the operating groups. Before and after-tax amounts for each operating group are provided on pages 14, 15, 16, 18 and 20.
(2)	Acquisition integration costs related to F&C Asset Management plc (F&C) are charged to Wealth Management. Acquisition integration costs related to the acquired BMO Transportation Finance business are charged to Corporate Services, since the acquisition impacts both Canadian and U.S. P&C businesses. Acquisition costs are primarily recorded in non-interest expense.
(3)	Cumulative accounting adjustment recognized in other non-interest revenue related to foreign currency translation that largely impacted prior periods.
(4)	Restructuring charge in Q2-2016, as we accelerate the use of technology to enhance customer experience and focus on driving operational efficiencies. Restructuring charge in Fiscal 2015, primarily due to restructuring to drive operational efficiencies. Restructuring cost is recorded in non-interest expense.

BMO Financial Group Fourth Quarter Report 2016  5

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for Fiscal 2017 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian, U.S. and international economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, tax or economic policy; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; political conditions, including changes relating to or affecting economic or trade matters; global capital markets activities; the possible effects on our business of war or terrorist activities; outbreaks of disease or illness that affect local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; information and cyber-security; and our ability to anticipate and effectively manage risks associated with all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please see the Enterprise-Wide Risk Management section on pages 79 to 112 of BMO’s 2016 Annual Report, which outlines certain key factors and risks that may affect Bank of Montreal’s future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. See the Economic Developments and Outlook section on page 30 of BMO’s 2016 Annual MD&A.

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Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S. segment net income, revenues, expenses, provision for credit losses and income taxes that are denominated in U.S. dollars were essentially unchanged relative to the fourth quarter of 2015 and were increased relative to the third quarter of 2016 by the stronger U.S. dollar. The average Canadian/U.S. dollar exchange rate for the quarter, expressed in terms of the Canadian dollar cost of a U.S. dollar, was essentially unchanged from the fourth quarter of 2015 and the average increased 1% from the third quarter of 2016. Table 3 indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates on our U.S. segment results. As at October 31, 2016, the Canadian dollar traded at $1.3411 per U.S. dollar. It traded at $1.3056 and $1.3075 per U.S. dollar as at July 31, 2016, and October 31, 2015, respectively. References in this document to the impact of the U.S. dollar do not include U.S.-dollar-denominated amounts recorded outside of BMO’s U.S. segment.

Economically, our U.S. dollar income stream was unhedged to changes in foreign exchange rates during the quarter. A portion of BMO Capital Markets U.S. dollar net income in earlier quarters was economically hedged.

We regularly determine whether to execute hedging transactions to mitigate the impact of foreign exchange rate movements on net income.

See the Capital Management section of the 2016 Annual MD&A for discussion on the impact that changes in foreign exchange rates can have on our capital position.

Changes in foreign exchange rates will also affect accumulated other comprehensive income primarily from the translation of our investments in foreign operations.

This Foreign Exchange section contains forward-looking statements. Please see the Caution Regarding Forward Looking Statements.

Effects of Changes in Exchange Rates on BMO’s U.S. Segment Reported and Adjusted Results	Table 3

	Q4-2016
(Canadian $ in millions, except as noted)	vs Q4-2015	vs Q3-2016
Canadian/U.S. dollar exchange rate (average)
Current period	1.3216	1.3216
Prior period	1.3191	1.3029

Effects on U.S. segment reported results
Increased net interest income	2	14
Increased non-interest revenue	1	12
Increased revenues	3	26
Increased provision for credit losses	-	(1)
Increased expenses	(3)	(18)
Increased income taxes	-	(2)
Increased reported net income before impact of hedges	-	5
Hedging losses in current period, after tax	-	-
Increased reported net income	-	5

Effects on U.S. segment adjusted results
Increased net interest income	2	14
Increased non-interest revenue	1	12
Increased revenues	3	26
Increased provision for credit losses	-	(1)
Increased expenses	(2)	(18)
Increased income taxes	-	(2)
Increased adjusted net income before impact of hedges	1	5
Hedging losses in current period, after tax	-	-
Increased adjusted net income	1	5

  Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Fourth Quarter Report 2016  7

Net Income

Q4 2016 vs Q4 2015

Net income was $1,345 million for the fourth quarter of 2016, up $131 million or 11% from the prior year. Adjusted net income, which excludes the amortization of acquisition-related intangible assets and acquisition integration costs in both periods, was $1,395 million, up $131 million or 10% from the prior year. EPS of $2.02 was up $0.19 or 10% and adjusted EPS of $2.10 was up $0.20 or 11% from the prior year.

The combined P&C banking business net income of $878 million and adjusted net income of $891 million increased 14%. Canadian P&C net income increased 5% reflecting good operating performance with higher balances across most products and increased non-interest revenue, partially offset by higher expenses and higher provisions for credit losses. U.S. P&C reported net income increased 38% on a Canadian dollar basis and 37% on a U.S. dollar basis. U.S. P&C adjusted net income increased 35% on a Canadian dollar basis and 34% on a U.S. dollar basis. Reported and adjusted U.S. P&C net income benefited from the acquired BMO Transportation Finance business and continued good growth in commercial lending. Wealth Management reported net income was $279 million compared to $243 million in the prior year. Wealth Management adjusted net income was $302 million compared to $271 million, up 11% from the prior year. Traditional wealth reported net income increased 8% and adjusted net income increased 5% largely reflecting improved market conditions and growth across most of our businesses. From a year-over-year growth perspective, a gain on sale of an investment in the current quarter was offset by a gain on sale net of a legal provision in the prior year. Insurance net income increased primarily due to the impact of business growth and favourable market movements in the current quarter. BMO Capital Markets net income increased 65% driven by strong revenue performance. Corporate Services reported and adjusted results declined primarily due to lower revenue driven by a recovery under a legal settlement in the prior year, above-trend expenses and lower credit recoveries.

Q4 2016 vs Q3 2016

Net income and adjusted net income both increased $100 million, or 8% from the prior quarter. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs in both periods. EPS increased $0.16 or 9% and adjusted EPS increased $0.16 or 8%.

Reported and adjusted net income increased in Canadian P&C by 5% as a result of higher revenue and lower provisions for credit losses, partially offset by higher expenses. U.S. P&C reported and adjusted net income both increased 4% on a Canadian dollar basis and 2% on a U.S. dollar basis due to higher revenue and lower provisions for credit losses, partially offset by higher expenses. Wealth Management reported net income increased 39% and adjusted net income increased 32% compared to the prior quarter. Reported net income in traditional wealth increased 36% and adjusted net income increased 28% reflecting a gain on sale of an equity investment sold in the fourth quarter and growth across the businesses. Net income in insurance increased 47% mainly due to the unfavourable impact of market movements in the prior quarter. BMO Capital Markets results increased 24% largely due to strong Investment and Corporate Banking revenue and lower provisions for credit losses, partially offset by higher expenses. Corporate Services reported and adjusted results declined mainly due to higher expenses due in part to seasonality.

Adjusted results in this Net Income section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Revenue

Q4 2016 vs Q4 2015

Revenue of $5,278 million increased $296 million or 6% from the fourth quarter a year ago. On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue (net revenue), revenue of $5,199 million increased $482 million or 10%.

Canadian P&C revenue increased 5% due to higher balances across most products and increased non-interest revenue. U.S. P&C revenue increased 25% on a Canadian dollar and U.S. dollar basis primarily due to the benefit of the acquired BMO Transportation Finance business, as well as higher organic loan and deposit volumes, increased deposit spreads and fee income, net of loan spread compression. Traditional wealth revenue decreased as business growth and improved Canadian and U.S. equity markets were more than offset by the impact of higher gains in the prior year, lower revenue due to divestitures and the impact of the weaker British pound. Net insurance revenue increased mainly due to the impact of favourable market movements in the current quarter and business growth. BMO Capital Markets revenue increased 27% with higher revenue in Investment and Corporate Banking due to strong merger and acquisition advisory activity, higher revenue from equity and debt underwriting, corporate lending and net securities gains. Trading Products revenue increased due to higher trading revenue from improved client activity, and higher equity issuances. Corporate Services revenue declined from above-trend revenue in the prior year, which included a recovery under a legal settlement.

Net interest income of $2,498 million increased $187 million or 8% from a year ago due to the benefits of the acquired BMO Transportation Finance business and organic volume growth. BMO’s overall net interest margin increased by 4 basis points to 1.57%. Net interest margin (excluding trading) increased 7 basis points from the prior year primarily due to the acquired BMO Transportation Finance business, higher deposit balances and, in U.S. P&C, higher deposit spreads. Average earning assets increased $33.9 billion or 6% to $631.4 billion, due to organic loan growth and the acquired BMO Transportation Finance business.

Non-interest revenue increased $295 million or 12% on a net revenue basis to $2,701 million, primarily due to higher revenue from underwriting and advisory fees, trading revenue and a gain on sale of an equity investment sold in the fourth quarter, partially offset by lower other non-interest revenue. Other non-interest revenue includes lease revenue from the acquired BMO Transportation Finance

8  BMO Financial Group Fourth Quarter Report 2016

business, which was more than offset by the prior year benefits from a gain on sale of BMO’s U.S. retirement services business and a recovery under a legal settlement.

Gross insurance revenue decreased $155 million from a year ago, largely due to the impact of lower reinsurance and annuity business, partially offset by lower increases in long-term interest rates, which resulted in a smaller decrease in the fair value of insurance investments. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets. The investments which support policy benefit liabilities are predominantly fixed income assets recorded at fair value with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in insurance claims, commissions and changes in policy benefit liabilities, as discussed on page 11. Given the extent to which insurance revenue can vary and that this variability is largely offset in CCPB, we generally focus on analyzing revenue net of CCPB.

Q4 2016 vs Q3 2016

Revenue decreased $355 million or 6% from the prior quarter. Net revenue increased $257 million or 5%.

Canadian P&C revenue increased 2% due to higher non-interest revenue and higher balances across most products. U.S. P&C revenue increased 3% on a Canadian dollar basis and 1%, on a U.S. dollar basis. Traditional wealth revenue increased by 9%, reflecting a gain on sale of an equity investment sold in the fourth quarter, growth across the businesses and the impact of improved Canadian equity markets. Net insurance revenue increased mainly due to the unfavourable impact of market movements in the prior quarter. BMO Capital Markets revenue was up 9% driven by strong merger and acquisition advisory activity in both Canada and the U.S. and higher net securities gains in our Investment and Corporate Banking business, partially offset by lower trading revenue. Corporate Services revenue declined primarily due to lower treasury-related revenue and a higher group taxable equivalent basis (teb) adjustment.

Net interest income increased $24 million or 1%, or was flat excluding the impact of the stronger U.S. dollar, as volume growth was offset by lower net interest margin. BMO’s overall net interest margin decreased by 1 basis point. Average earning assets increased $8.6 billion or 1% to $631.4 billion including $3.4 billion as a result of the stronger U.S. dollar.

Non-interest revenue increased $233 million or 9% on a net revenue basis, primarily due to higher revenue from underwriting and advisory fees, a gain on sale of an equity investment sold in the fourth quarter, higher insurance revenue, net of CCPB, and higher securities gains, other than trading, partially offset by lower trading revenue.

Gross insurance revenue decreased $571 million from the prior quarter, largely due to higher long-term interest rates decreasing the fair value of insurance investments and lower annuity sales. The decrease in insurance revenue was largely offset by lower insurance claims, commissions and changes in policy benefit liabilities as discussed on page 11.

Net Interest Margin on Average Earning Assets (teb) (1)	Table 4

(In basis points)	Q4-2016	Q3-2016	Q4-2015	Fiscal 2016	Fiscal 2015
Canadian P&C	253	255	255	254	254
U.S. P&C	358	357	347	362	346
Personal and Commercial Banking	288	288	283	289	282
Wealth Management	241	236	238	237	238
BMO Capital Markets	54	56	59	59	56
Corporate Services (2)	nm	nm	nm	nm	nm
Total BMO net interest margin	157	158	153	159	151
Total BMO net interest margin (excluding trading)	187	187	180	186	183
Total Canadian Retail (3)	251	252	252	251	250
(1)	Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins and changes in margins. Operating group margins are stated on a taxable equivalent basis (teb) while total BMO margin is stated on a GAAP basis.
(2)	Corporate Services adjusted net interest income is negative in all periods and its variability affects changes in net interest margin.
(3)	Total Canadian retail margin represents the net interest margin of the combined Canadian businesses of Canadian P&C and Wealth Management.

nm - not meaningful

BMO Financial Group Fourth Quarter Report 2016  9

Provisions for Credit Losses

Q4 2016 vs Q4 2015

The total provision for credit losses (PCL) was $174 million, an increase of $46 million from the prior year due to higher provisions in Canadian and U.S. P&C and lower net recoveries in Corporate Services. There was no net change to the collective allowance in the quarter.

Canadian P&C provisions increased $11 million to $123 million due to higher provisions in both the consumer and commercial portfolios. U.S. P&C provisions of $66 million increased $24 million primarily due to a consumer loan sale benefit in the prior year and the acquired BMO Transportation Finance business. BMO Capital Markets net recoveries of $8 million increased $6 million. Corporate Services credit recoveries decreased $17 million compared with the prior year.

Q4 2016 vs Q3 2016

PCL decreased $83 million primarily due to lower provisions in BMO Capital Markets and Canadian P&C. Canadian P&C provisions decreased $29 million mainly due to lower provisions in the commercial portfolio. U.S. P&C provisions decreased $9 million compared to the prior quarter primarily due to lower consumer provisions. BMO Capital Markets provisions for credit losses decreased $45 million from the prior quarter primarily due to lower new provisions in the oil and gas sector and the benefit of a reversal in the current quarter. Corporate Services credit recoveries decreased $3 million compared with the prior quarter.

Provision for Credit Losses by Operating Group	Table 5

(Canadian $ in millions)	Q4-2016	Q3-2016	Q4-2015	Fiscal 2016	Fiscal 2015
Canadian P&C	123	152	112	542	496
U.S. P&C (1)	66	75	42	257	119
Personal and Commercial Banking	189	227	154	799	615
Wealth Management	1	4	1	9	7
BMO Capital Markets	(8)	37	(2)	81	26
Corporate Services (1)	(8)	(11)	(25)	(74)	(36)
Provision for credit losses	174	257	128	815	612
(1)	Beginning in the first quarter of 2016, the reduction in the credit mark that is reflected in net interest income and the provision for credit losses on the purchased performing portfolio are being recognized in U.S. P&C, consistent with the accounting for the acquisition of the BMO Transportation Finance business and given that these amounts have reduced substantially in size. Results for prior periods have not been reclassified.

Changes to Provision for Credit Losses	Table 6

(Canadian $ in millions, except as noted)	Q4-2016	Q3-2016	Q4-2015	Fiscal 2016	Fiscal 2015
New specific provisions	339	400	329	1,386	1,278
Reversals of previously established allowances	(85)	(74)	(57)	(228)	(210)
Recoveries of loans previously written-off	(80)	(69)	(144)	(343)	(456)
Provision for credit losses	174	257	128	815	612
PCL as a % of average net loans and acceptances (annualized)	0.19	0.29	0.15	0.23	0.19

Impaired Loans

Total gross impaired loans (GIL) were $2,332 million at the end of the current quarter, up from $2,307 million in the third quarter of 2016 due to the impact of the stronger U.S. dollar. Total GIL increased from $1,959 million a year ago primarily due to an increase in BMO Capital Markets and Canadian and U.S. P&C.

Factors contributing to the change in GIL are outlined in Table 7 below. Loans classified as impaired during the quarter totalled $555 million, down from $645 million in the third quarter of 2016 and up from $484 million a year ago.

Changes in Gross Impaired Loans (GIL) and Acceptances (1)	Table 7

(Canadian $ in millions, except as noted)	Q4-2016	Q3-2016	Q4-2015	Fiscal 2016	Fiscal 2015
GIL, beginning of period	2,307	2,196	2,165	1,959	2,048
Classified as impaired during the period	555	645	484	2,512	1,921
Transferred to not impaired during the period	(133)	(144)	(135)	(577)	(556)
Net repayments	(161)	(297)	(167)	(869)	(700)
Amounts written-off	(250)	(153)	(178)	(706)	(704)
Recoveries of loans and advances previously written-off	-	-	-	-	-
Disposals of loans	(28)	-	(209)	(34)	(252)
Foreign exchange and other movements	42	60	(1)	47	202
GIL, end of period	2,332	2,307	1,959	2,332	1,959
GIL as a % of gross loans and acceptances	0.62	0.63	0.58	0.62	0.58
(1)	GIL excludes purchased credit impaired loans.

10  BMO Financial Group Fourth Quarter Report 2016

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Insurance claims, commissions and changes in policy benefit liabilities (CCPB) were $79 million in the fourth quarter of 2016, down $186 million from $265 million in the fourth quarter of 2015 due to the impact of lower annuity premiums and reinsurance liabilities, partially offset by lower increases in long-term interest rates which resulted in a smaller decrease in the fair value of policy benefit liabilities compared to the fourth quarter of 2015. The decrease was largely offset in revenue. CCPB were $79 million in the fourth quarter of 2016, down $612 million from $691 million in third quarter of 2016 due to higher long-term interest rates decreasing the fair value of policy benefit liabilities, compared to lower long-term interest rates in the prior quarter increasing the fair value of policy benefit liabilities, and the impact of lower annuity premiums. The decrease was largely offset in revenue.

Non-Interest Expense

Non-interest expense of $3,323 million increased $230 million or 7% from the fourth quarter a year ago. Adjusted non-interest expense excludes acquisition integration costs and the amortization of acquisition-related intangible assets. Adjusted non-interest expense increased $223 million or 7% to $3,255 million. Reported and adjusted expenses increased largely due to the impact of the acquired BMO Transportation Finance business, increased technology costs and higher employee-related expenses, partially offset by the impact of divestitures.

Reported non-interest expense increased $231 million or 7%, and adjusted non-interest expense increased $230 million or 8% from the prior quarter, primarily due to higher employee-related expenses, increased technology costs and higher marketing.

Reported operating leverage, on a net revenue basis, was positive 2.8% year-over-year. Adjusted operating leverage, on a net revenue basis, was positive 2.9% year over year.

The reported efficiency ratio increased to 63.0% from 62.1% in the prior year, and improved to 63.9% on a net revenue basis compared to 65.6% a year ago. The adjusted efficiency ratio increased to 61.7% from 60.8% in the prior year, and improved to 62.6% on a net revenue basis compared to 64.2% a year ago.

Non-interest expense is detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Non-Interest Expense section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Income Taxes

The provision for income taxes of $357 million increased $75 million from the fourth quarter of 2015 and increased $9 million from the third quarter of 2016. The effective tax rate for the quarter was 21.0%, compared with 18.8% a year ago and 21.9% in the third quarter of 2016.

The adjusted provision for income taxes of $375 million increased $80 million from a year ago and increased $10 million from the third quarter of 2016. The adjusted effective tax rate was 21.2% in the current quarter, compared with 18.9% a year ago and 22.0% in the third quarter of 2016. The higher reported and adjusted tax rates in the current quarter relative to the fourth quarter of 2015 were primarily due to a higher proportion of income from higher tax-rate jurisdictions and lower tax-exempt income from securities. The lower reported and adjusted tax rates in the current quarter relative to the third quarter of 2016 were primarily due to higher tax-exempt income from securities in the current quarter. On a teb basis, the reported effective tax rate for the quarter was 26.3%, compared with 24.9% a year ago and 26.7% in the third quarter of 2016. On a teb basis, the adjusted effective tax rate for the quarter was 26.3%, compared with 24.7% a year ago and 26.7% in the third quarter of 2016.

Adjusted results in this Income Taxes section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Fourth Quarter Report 2016  11

Capital Management

Fourth Quarter 2016 Regulatory Capital Review

BMO’s Common Equity Tier 1 (CET1) Ratio was 10.1% at October 31, 2016.

The CET1 Ratio increased from 10.0% at the end of the third quarter as higher capital more than offset higher risk-weighted assets (RWA). The CET1 Ratio decreased from 10.7% at October 31, 2015 due to increased RWA largely from the Basel I capital floor and business growth, and the acquisition of the BMO Transportation Finance business in the first quarter, which reduced the ratio by approximately 60 basis points, partially offset by capital growth. The impact of foreign exchange movements on the CET1 Ratio was largely offset, as outlined below.

For institutions using advanced approaches for credit risk or operational risk, there is a Basel I capital floor as prescribed in OSFI’s Capital Adequacy Requirements (CAR) Guideline. In calculating regulatory capital ratios, there is a requirement to increase RWA when an amount calculated under the Basel I rules (covering both RWA and capital deductions) is higher than a similar calculation under the risk-sensitive Basel III rules.

CET1 Capital at October 31, 2016, was $28.2 billion, up from $27.2 billion at July 31, 2016, mainly due to higher retained earnings and the impact of a stronger U.S. dollar on accumulated other comprehensive income (AOCI). CET1 Capital was up from $25.6 billion at October 31, 2015, mainly due to retained earnings growth.

RWA was $278 billion at October 31, 2016, up from $273 billion at July 31, 2016, primarily due to foreign exchange movements and business growth, partially offset by changes in book quality and models, and a higher Basel I capital floor. RWA was up from $240 billion at October 31, 2015, due largely to the Basel I capital floor, business growth, and the acquisition of BMO Transportation Finance.

The bank’s Tier 1 and Total Capital Ratios were 11.6% and 13.6%, respectively, at October 31, 2016, compared with 11.2% and 13.3%, respectively, at July 31, 2016. The Tier 1 and Total Capital Ratios were higher primarily due to the same factors that impacted the CET1 Ratio, described above, and the $600 million preferred shares issuance in the fourth quarter of 2016. The Tier 1 and Total Capital Ratios were 12.3% and 14.4%, respectively, at October 31, 2015. The decrease in the Tier 1 Capital Ratio was due mainly to the factors impacting the CET1 Ratio discussed above, partially offset by the issuance of preferred shares. The decrease in the Total Capital Ratio was mainly due to the factors impacting the Tier 1 Ratios and the redemptions of non-NVCC-qualifying subordinated notes, partially offset by the issuance of NVCC-qualifying subordinated notes.

BMO’s Basel III Leverage Ratio was 4.2% at October 31, 2016, approximately 20 basis points higher than July 31, 2016, due mainly to higher Tier 1 Capital driven by higher CET1 Capital and the $600 million preferred shares issuance. The October 31, 2016, Basel III Leverage Ratio was unchanged from October 31, 2015.

BMO’s investments in foreign operations are primarily denominated in U.S. dollars. The foreign exchange impact of U.S.-dollar-denominated RWA and U.S.-dollar-denominated capital deductions may result in variability in the bank’s capital ratios. BMO may offset the impact of foreign exchange movements on its capital ratios and did so during the fourth quarter. Any such activities could also impact our book value and return on equity.

Other Capital Developments

During the quarter, 0.9 million common shares were issued through the exercise of stock options and the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP).

On October 21, 2016, we completed our offering of $600 million Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 38.

On December 6, 2016, BMO announced that the Board of Directors had declared a quarterly dividend payable to common shareholders of $0.88 per common share, up $0.02 from the preceding quarter and up $0.04 per share or 5% from a year ago.

The dividend is payable on February 28, 2017, to shareholders of record on February 1, 2017. Common shareholders may elect to have their cash dividends reinvested in common shares of the bank in accordance with the DRIP. As previously announced, common shares issued under the dividend reinvestment feature of the DRIP will, until further notice, be issued from Treasury with a two percent discount from the average market price (as defined in the DRIP).

12  BMO Financial Group Fourth Quarter Report 2016

Qualifying Regulatory Capital and Risk-Weighted Assets (All-in (1))	Table 8

(Canadian $ in millions)	Q4-2016	Q3-2016	Q4-2015
Gross Common Equity (2)	38,464	37,437	36,182
Regulatory adjustments applied to Common Equity	(10,305)	(10,269)	(10,554)
Common Equity Tier 1 Capital (CET1)	28,159	27,168	25,628
Additional Tier 1 Eligible Capital (3)	4,290	3,692	4,146
Regulatory adjustments applied to Tier 1	(213)	(213)	(358)
Additional Tier 1 Capital (AT1)	4,077	3,479	3,788
Tier 1 Capital (T1 = CET1 + AT1)	32,236	30,647	29,416
Tier 2 Eligible Capital (4)	5,677	5,610	5,218
Regulatory adjustments applied to Tier 2	(51)	(50)	(50)
Tier 2 Capital (T2)	5,626	5,560	5,168
Total Capital (TC = T1 + T2)	37,862	36,207	34,584

Risk-weighted assets (5) (6)
CET1 Capital Risk-Weighted Assets	277,562	272,882	239,689
Tier 1 Capital Risk-Weighted Assets	277,562	272,882	239,689
Total Capital Risk-Weighted Assets	277,562	272,882	239,716

Capital Ratios (%) (6)
CET1 Ratio	10.1	10.0	10.7
Tier 1 Capital Ratio	11.6	11.2	12.3
Total Capital Ratio	13.6	13.3	14.4
(1)	“All-in” regulatory capital assumes that all Basel III regulatory adjustments are applied effective January 1, 2013, and that the capital value of instruments that no longer qualify as regulatory capital under Basel III rules is being phased out at a rate of 10% per year from January 1, 2013 to January 1, 2022.
(2)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(3)	Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments and directly and indirectly issued capital instruments, to the extent eligible, which are subject to phase-out under Basel III.
(4)	Tier 2 Eligible Capital includes directly and indirectly issued qualifying Tier 2 instruments and directly and indirectly issued capital instruments, to the extent eligible, that are subject to phase-out under Basel III.
(5)	Due to the phased-in implementation of the Credit Valuation Adjustment (CVA) which commenced in Q1-2014, the scalars applied to the fully implemented CVA charge for CET1, Tier 1 Capital and Total Capital are 64%, 71% and 77% respectively.
(6)	Comparative figures are as amended for RWA and Q3-2016 capital ratios.

Caution

The foregoing Capital Management sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

BMO Financial Group Fourth Quarter Report 2016  13

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

The following sections review the financial results of each of our operating segments and operating groups for the fourth quarter of 2016.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, revenue and expense allocations are updated to better align with current experience. Results for prior periods are restated to conform to the current presentation.

Corporate Services results prior to 2016 reflected certain items in respect of the 2011 purchased loan portfolio, including recognition of the reduction in the credit mark that is reflected in net interest income over the term of the purchased loans and provisions and recoveries of credit losses on the purchased portfolio. Beginning in the first quarter of 2016, the reduction in the credit mark that is reflected in net interest income and the provision for credit losses on the purchased performing portfolio are being recognized in U.S. P&C, consistent with the accounting for the acquisition of the BMO Transportation Finance business, and given that these amounts have reduced substantially in size. Results for prior periods have not been reclassified. Recoveries or provisions on the 2011 purchased credit impaired portfolio continue to be recognized in Corporate Services. Purchased loan accounting impacts related to the BMO Transportation Finance business are recognized in U.S. P&C.

Also effective in the first quarter of 2016, income from equity investments has been reclassified from net interest income to non-interest revenue in Canadian P&C, Wealth Management and Corporate Services. Results for prior periods have been reclassified. Restructuring costs and acquisition and integration costs that impact more than one operating group are also included in Corporate Services.

BMO analyzes revenue at the consolidated level based on GAAP revenue reflected in the consolidated financial statements rather than on a taxable equivalent basis (teb), which is consistent with our Canadian peer group. Like many banks, we analyze revenue on a teb basis at the operating group level. Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the group teb adjustments is reflected in Corporate Services revenue and income tax provisions.

Personal and Commercial Banking (P&C)	Table 9

(Canadian $ in millions, except as noted)	Q4-2016	Q3-2016	Q4-2015	Fiscal 2016	Fiscal 2015
Net interest income (teb)	2,198	2,161	1,989	8,588	7,642
Non-interest revenue	802	776	677	3,029	2,614
Total revenue (teb)	3,000	2,937	2,666	11,617	10,256
Provision for credit losses	189	227	154	799	615
Non-interest expense	1,621	1,571	1,491	6,362	5,729
Income before income taxes	1,190	1,139	1,021	4,456	3,912
Provision for income taxes (teb)	312	301	252	1,168	978
Reported net income	878	838	769	3,288	2,934
Amortization of acquisition-related intangible assets (1)	13	13	15	52	57
Adjusted net income	891	851	784	3,340	2,991
Net income growth (%)	14.2	7.7	10.6	12.1	9.8
Adjusted net income growth (%)	13.6	7.4	10.6	11.7	9.7
Revenue growth (%)	12.6	12.2	8.4	13.3	7.3
Non-interest expense growth (%)	8.7	8.3	10.5	11.0	8.9
Adjusted non-interest expense growth (%)	9.0	8.4	10.6	11.2	9.0
Return on equity (%)	16.9	16.1	16.4	15.9	16.1
Adjusted return on equity (%)	17.2	16.4	16.8	16.2	16.5
Operating leverage (%) (teb)	3.9	3.9	(2.1)	2.3	(1.6)
Adjusted operating leverage (%) (teb)	3.6	3.8	(2.2)	2.1	(1.7)
Efficiency ratio (%) (teb)	54.0	53.5	56.0	54.8	55.9
Adjusted efficiency ratio (%) (teb)	53.4	52.9	55.2	54.1	55.2
Net interest margin on average earning assets (%) (teb)	2.88	2.88	2.83	2.89	2.82
Average earning assets	303,794	298,366	278,379	296,973	271,470
Average net loans and acceptances	303,865	297,932	277,120	296,565	269,683
Average deposits	235,399	230,418	219,187	230,013	210,799
(1)	Before tax amounts of: $18 million in Q4-2016; $17 million in Q3-2016; $20 million in Q4-2015; $71 million in Fiscal 2016 and $73 million in Fiscal 2015 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and business banking operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The combined P&C banking business net income of $878 million and adjusted net income of $891 million were both up 14% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. These operating segments are reviewed separately in the sections that follow.

Adjusted results in this P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures Section.

14  BMO Financial Group Fourth Quarter Report 2016

Canadian Personal and Commercial Banking (Canadian P&C)	Table 10

(Canadian $ in millions, except as noted)	Q4-2016	Q3-2016	Q4-2015	Fiscal 2016	Fiscal 2015
Net interest income	1,299	1,285	1,238	5,060	4,806
Non-interest revenue	502	485	472	1,908	1,834
Total revenue	1,801	1,770	1,710	6,968	6,640
Provision for credit losses	123	152	112	542	496
Non-interest expense	882	864	847	3,459	3,339
Income before income taxes	796	754	751	2,967	2,805
Provision for income taxes	204	193	190	760	700
Reported net income	592	561	561	2,207	2,105
Amortization of acquisition-related intangible assets (1)	-	1	1	2	4
Adjusted net income	592	562	562	2,209	2,109
Personal revenue	1,181	1,154	1,145	4,553	4,415
Commercial revenue	620	616	565	2,415	2,225
Net income growth (%)	5.5	1.1	6.6	4.9	4.4
Revenue growth (%)	5.4	4.3	3.4	5.0	3.7
Non-interest expense growth (%)	4.0	2.2	3.5	3.5	5.0
Adjusted non-interest expense growth (%)	4.2	2.2	3.3	3.6	4.9
Operating leverage (%)	1.4	2.1	(0.1)	1.5	(1.3)
Adjusted operating leverage (%)	1.2	2.1	0.1	1.4	(1.2)
Efficiency ratio (%)	48.9	48.8	49.6	49.6	50.3
Net interest margin on average earning assets (%)	2.53	2.55	2.55	2.54	2.54
Average earning assets	203,876	200,709	192,591	199,526	189,505
Average net loans and acceptances	210,715	207,240	198,306	205,813	195,183
Average deposits	145,989	142,926	135,413	142,132	132,767
(1)	Before tax amounts of: $1 million in each of Q4-2016 and Q3-2016; $2 million in Q4-2015; $3 million in Fiscal 2016 and $5 million in Fiscal 2015 are included in non-interest expense.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q4 2016 vs Q4 2015

Canadian P&C reported and adjusted net income of $592 million both increased 5% from a year ago. Adjusted net income excludes the amortization of acquisition-related intangible assets. Revenue increased $91 million or 5% from the prior year due to higher balances across most products and increased non-interest revenue. Net interest margin was 2.53%, down 2 basis points primarily due to narrower spreads on variable lending products and the low interest rate environment, partially offset by product term changes and growth in higher-spread products including deposits.

Personal revenue increased $36 million or 3% due to higher balances across most products and increased non-interest revenue. Commercial revenue increased $55 million or 10% due to higher balances across most products and increased non-interest revenue.

Provisions for credit losses increased $11 million to $123 million due to higher provisions in both the consumer and commercial portfolios. Non-interest expense increased $35 million or 4% reflecting continued investment in the business, net of an ongoing focus on expense management. Year over year operating leverage was 1.4% and adjusted operating leverage was 1.2%.

Average net loans and acceptances increased $12.4 billion or 6% from a year ago. Total personal lending balances (excluding retail cards) increased 4% and commercial loan balances (excluding corporate cards) grew 12%. Average deposits increased $10.6 billion or 8%. Personal deposit balances increased 9% including strong chequing account growth while commercial deposit balances grew 5%.

Q4 2016 vs Q3 2016

Net income increased $31 million or 5% from the prior quarter. Revenue increased $31 million or 2% due to increased non-interest revenue and higher balances across most products. Net interest margin of 2.53% was down 2 basis points primarily due to above-trend interest recoveries and pre-payments in the prior quarter and the low interest rate environment, partially offset by product term changes.

Personal revenue increased $27 million due to increased non-interest revenue and higher balances across most products. Commercial revenue increased $4 million due to higher non-interest revenue and higher balances across most products. Provisions for credit losses decreased $29 million mainly due to lower provisions in the commercial portfolio. Non-interest expense increased $18 million or 2% reflecting continued investment in the business, net of an ongoing focus on expense management.

Average net loans and acceptances increased $3.5 billion or 2%, while average deposits increased $3.1 billion or 2%.

BMO Financial Group Fourth Quarter Report 2016  15

U.S. Personal and Commercial Banking (U.S. P&C)	Table 11

(US$ in millions, except as noted)	Q4-2016	Q3-2016	Q4-2015	Fiscal 2016	Fiscal 2015
Net interest income (teb) (1)	680	672	569	2,663	2,260
Non-interest revenue	226	224	155	846	621
Total revenue (teb) (1)	906	896	724	3,509	2,881
Provision for credit losses (1)	50	58	33	194	95
Non-interest expense	559	543	488	2,191	1,904
Income before income taxes	297	295	203	1,124	882
Provision for income taxes (teb)	80	83	45	307	221
Reported net income	217	212	158	817	661
Amortization of acquisition-related intangible assets (2)	9	9	10	37	42
Adjusted net income	226	221	168	854	703
Net income growth (%)	37.3	21.2	3.8	23.6	10.3
Adjusted net income growth (%)	34.3	19.4	2.8	21.6	8.7
Revenue growth (%)	25.1	23.3	-	21.8	(0.2)
Non-interest expense growth (%)	14.6	13.5	2.3	15.1	0.1
Adjusted non-interest expense growth (%)	15.2	14.0	2.9	15.7	0.7
Operating leverage (%) (teb)	10.5	9.8	(2.3)	6.7	(0.3)
Adjusted operating leverage (%) (teb)	9.9	9.3	(2.9)	6.1	(0.9)
Efficiency ratio (%) (teb)	61.7	60.6	67.3	62.5	66.1
Adjusted efficiency ratio (%) (teb)	60.3	59.2	65.4	61.0	64.2
Net interest margin on average earning assets (%) (teb)	3.58	3.57	3.47	3.62	3.46
Average earning assets	75,599	74,953	65,039	73,569	65,319
Average net loans and acceptances	70,478	69,607	59,752	68,514	59,353
Average deposits	67,660	67,155	63,511	66,343	62,152
(Canadian $ equivalent in millions)
Net interest income (teb) (1)	899	876	751	3,528	2,836
Non-interest revenue	300	291	205	1,121	780
Total revenue (teb) (1)	1,199	1,167	956	4,649	3,616
Provision for credit losses (1)	66	75	42	257	119
Non-interest expense	739	707	644	2,903	2,390
Income before income taxes	394	385	270	1,489	1,107
Provision for income taxes (teb)	108	108	62	408	278
Reported net Income	286	277	208	1,081	829
Adjusted net income	299	289	222	1,131	882
Net income growth (%)	37.7	24.2	23.1	30.4	26.5
Adjusted net income growth (%)	34.7	22.3	21.9	28.2	24.7
Revenue growth (%)	25.4	26.8	18.6	28.6	14.5
Non-interest expense growth (%)	14.8	16.7	21.4	21.5	14.8
Adjusted non-interest expense growth (%)	15.4	17.3	22.2	22.2	15.5
Average earning assets	99,918	97,657	85,788	97,447	81,965
Average net loans and acceptances	93,150	90,692	78,814	90,752	74,500
Average deposits	89,410	87,492	83,774	87,881	78,032
(1)	Beginning in the first quarter of 2016, the reduction in the credit mark that is reflected in net interest income and the provision for credit losses on the purchased performing portfolio are being recognized in U.S. P&C, consistent with the accounting for the acquisition of the BMO Transportation Finance business, and given that these amounts have reduced substantially in size. Results for prior periods have not been reclassified.
(2)	Before tax amounts of: US$13 million in each of Q4-2016, Q3-2016 and Q4-2015; US$52 million in Fiscal 2016 and US$55 million in Fiscal 2015 are included in non-interest expense.

 Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q4 2016 vs Q4 2015

Net income of $286 million increased $78 million or 38%. Adjusted net income, which excludes the amortization of acquisition-related intangible assets, was $299 million up $77 million or 35%. All amounts in the remainder of this section are on a U.S. dollar basis.

Net income of $217 million increased $59 million or 37% from a year ago and adjusted net income of $226 million increased $58 million or 34%, benefiting from the acquired BMO Transportation Finance business and continued good growth in commercial lending. The acquired BMO Transportation Finance business contributed approximately 14% to both revenue and expenses in the quarter.

Revenue of $906 million increased $182 million or 25%, due to the acquired BMO Transportation Finance business, higher organic loan and deposit volumes, increased deposit spreads and fee income, net of loan spread compression. Net interest margin increased 11 basis points to 3.58%, driven by higher deposit spreads and volumes, the acquired BMO Transportation Finance business, and the recognition of the credit mark on the purchased performing portfolio previously recognized in Corporate Services, net of loan spread compression.

Provisions for credit losses of $50 million increased $17 million, primarily due to a consumer loan sale benefit in the prior year, and the acquired BMO Transportation Finance business. Non-interest expense of $559 million increased $71 million or 15% and adjusted non-interest expense of $546 million increased $71 million or 15%, primarily due to the acquired BMO Transportation Finance business.

Average net loans and acceptances increased $10.7 billion or 18% from the prior year to $70.5 billion, due to the acquired BMO Transportation Finance business and organic commercial loan growth of 17%, partially offset by declines in personal loan volumes including the planned reduction in the indirect auto portfolio.

Average deposits of $67.7 billion increased $4.1 billion or 7% from the prior year, driven by growth in personal volumes. Personal chequing and money market volumes increased $931 million or 3%.

16  BMO Financial Group Fourth Quarter Report 2016

Q4 2016 vs Q3 2016

Net income increased $9 million or 4%, and adjusted net income increased $10 million or 4% from the prior quarter. All amounts in the remainder of this section are on a U.S. dollar basis.

Net income and adjusted net income increased $5 million or 2% from the prior quarter.

Revenue increased $10 million or 1% from the prior quarter. Net interest margin increased 1 basis point from the prior quarter.

Provisions for credit losses decreased $8 million primarily due to lower consumer provisions. Non-interest expense and adjusted non-interest expense both increased $16 million or 3%.

Average net loans and acceptances increased $0.9 billion or 1% driven by growth in the commercial business, partially offset by declines in personal loan volumes including the planned reduction in the indirect auto portfolio. Average deposits increased $0.5 billion or 1% as a result of growth in fixed term and money market deposit product categories.

BMO Financial Group Fourth Quarter Report 2016  17

BMO Wealth Management	Table 12

(Canadian $ in millions, except as noted)	Q4-2016	Q3-2016	Q4-2015	Fiscal 2016	Fiscal 2015

Net interest income	162	154	148	614	565
Non-interest revenue	1,120	1,618	1,309	5,274	5,198
Total revenue	1,282	1,772	1,457	5,888	5,763
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	79	691	265	1,543	1,254
Revenue, net of CCPB	1,203	1,081	1,192	4,345	4,509
Provision for credit losses	1	4	1	9	7
Non-interest expense	832	810	854	3,335	3,357
Income before income taxes	370	267	337	1,001	1,145
Provision for income taxes	91	66	94	239	295
Reported net income	279	201	243	762	850
Acquisition integration costs (1)	7	9	11	30	37
Amortization of acquisition-related intangible assets (2)	16	17	17	71	68
Adjusted net income	302	227	271	863	955

Traditional Wealth businesses reported net income	201	147	186	540	610
Traditional Wealth businesses adjusted net income	224	173	214	641	715
Insurance reported net income	78	54	57	222	240
Net income growth (%)	15.0	(3.9)	8.2	(10.2)	8.9
Adjusted net income growth (%)	11.4	(2.0)	8.1	(9.6)	13.3
Revenue growth (%)	(12.0)	32.6	4.1	2.2	8.0
Revenue growth, net of CCPB (%)	0.9	(3.3)	8.4	(3.6)	17.6
Non-interest expense growth (%)	(2.5)	(3.5)	4.6	(0.6)	18.2
Adjusted non-interest expense growth (%)	(1.8)	(3.8)	4.5	(0.4)	16.9
Return on equity (%)	18.1	13.2	16.1	12.4	14.8
Adjusted return on equity (%)	19.6	15.0	18.0	14.1	16.6
Operating leverage, net of CCPB (%)	3.4	0.2	3.8	(3.0)	(0.6)
Adjusted operating leverage, net of CCPB (%)	2.7	0.5	3.9	(3.2)	0.7
Efficiency ratio, net of CCPB (%)	69.2	74.9	71.6	76.8	74.5
Adjusted efficiency ratio (%)	62.7	43.9	56.2	54.5	55.9
Adjusted efficiency ratio, net of CCPB (%)	66.8	72.0	68.7	73.9	71.5
Assets under management and administration	875,389	863,027	863,701	875,389	863,701
Average earning assets	26,808	25,982	24,730	25,898	23,784
Average net loans and acceptances	16,952	16,598	15,374	16,458	14,550
Average deposits	30,905	30,189	28,030	29,931	27,377

U.S. Select Financial Data (US$ in millions)
Total revenue	196	165	248	629	806
Non-interest expense	139	140	160	575	652
Reported net income	41	17	52	39	99
Adjusted net income	45	21	57	54	118
Average earning assets	3,405	3,502	3,305	3,446	3,242
Average net loans and acceptances	3,207	3,293	3,049	3,200	2,965
Average deposits	5,484	5,445	5,757	5,602	6,010
(1)	F&C acquisition integration costs before tax amounts of: $10 million in each of Q4-2016 and Q3-2016; $13 million in Q4-2015; $38 million in Fiscal 2016 and $46 million in Fiscal 2015 are included in non-interest expense.
(2)	Before tax amounts of: $19 million in Q4-2016 and $22 million in each of Q3-2016 and Q4-2015; $88 million in each of Fiscal 2016 and 2015 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q4 2016 vs Q4 2015

Net income was $279 million, up 15% from a year ago. Adjusted net income, which excludes acquisition integration costs and the amortization of acquisition-related intangible assets, was $302 million up 11% from a year ago. Traditional wealth reported net income was $201 million compared to $186 million a year ago. Traditional wealth adjusted net income was $224 million compared to $214 million a year ago largely reflecting improved market conditions and growth across most of our businesses. From a year-over-year growth perspective, a gain on sale of an investment in the current quarter was offset by a gain on sale net of a legal provision in the prior year. Net income in insurance was $78 million, up $21 million from a year ago mainly due to the impact of business growth and favourable market movements in the current quarter.

Revenue was $1,282 million compared to $1,457 million a year ago. Revenue, net of CCPB, of $1,203 million, increased 1%. Revenue in traditional wealth was $1,067 million, down $15 million as business growth and improved Canadian and U.S. equity markets were more than offset by the impact of higher gains in the prior year, lower revenue due to divestitures and the impact of the weaker British pound. Insurance revenue, net of CCPB, was $136 million, up $26 million from a year ago due to the factors noted above. The weaker British pound reduced revenue by $20 million.

Non-interest expense of $832 million decreased $22 million or 2% and adjusted non-interest expense of $803 million decreased $16 million or 2% mainly due to divestitures and the impact of the weaker British pound, partially offset by continued investment in the business. The weaker British pound reduced non-interest expense by $18 million. Adjusted operating leverage, net of CCPB, was 2.7% as we focused on expense management.

Assets under management and administration increased $12 billion or 1% from a year ago to $875 billion. Year over year, both loans and deposits grew by 10% as we continue to diversify our product mix.

18  BMO Financial Group Fourth Quarter Report 2016

Q4 2016 vs Q3 2016

Net income was $279 million up 39% from the prior quarter. Adjusted net income of $302 million increased $75 million or 32% from the prior quarter. Traditional wealth reported net income was $201 million compared to $147 million in the prior quarter. Adjusted net income in traditional wealth of $224 million increased $51 million or 28% reflecting a gain on sale of an equity investment sold in the fourth quarter and growth across the businesses. Net income in insurance of $78 million was up $24 million mainly due to the unfavourable impact of market movements in the prior quarter.

Revenue, net of CCPB, of $1,203 million increased 11% from the prior quarter. Revenue in traditional wealth increased $86 million or 9% reflecting a gain on the sale of an equity investment in the fourth quarter, growth across the businesses and the impact of improved Canadian equity markets. Net insurance revenue of $136 million increased $36 million due to the factors noted above.

Non-interest expense of $832 million increased $22 million or 3% and adjusted non-interest expense of $803 million increased $25 million primarily due to higher revenue-based costs and the timing of marketing expenses.

Assets under management and administration increased $12 billion or 1%. Quarter over quarter, both loans and deposits grew by 2%.

BMO Financial Group Fourth Quarter Report 2016  19

BMO Capital Markets	Table 13

(Canadian $ in millions, except as noted)	Q4-2016	Q3-2016	Q4-2015	Fiscal 2016	Fiscal 2015

Net interest income (teb)	345	357	363	1,509	1,332
Non-interest revenue	840	730	573	2,853	2,535
Total revenue (teb)	1,185	1,087	936	4,362	3,867
Provision for (recovery of) credit losses	(8)	37	(2)	81	26
Non-interest expense	660	622	622	2,576	2,483
Income before income taxes	533	428	316	1,705	1,358
Provision for income taxes (teb)	137	107	75	437	329
Reported net income	396	321	241	1,268	1,029
Amortization of acquisition-related intangible assets (1)	-	1	1	1	2
Adjusted net income	396	322	242	1,269	1,031

Trading Products revenue	657	694	564	2,670	2,412
Investment and Corporate Banking revenue	528	393	372	1,692	1,455
Net income growth (%)	64.7	17.8	26.4	23.3	(4.2)
Revenue growth (%)	26.5	8.8	15.8	12.8	4.1
Non-interest expense growth (%)	6.1	(0.1)	8.6	3.8	5.7
Return on equity (%)	20.7	16.2	12.5	16.2	14.8
Operating leverage (%) (teb)	20.4	8.9	7.2	9.0	(1.6)
Efficiency ratio (%) (teb)	55.7	57.2	66.4	59.1	64.2
Net interest margin on average earning assets (%) (teb)	0.54	0.56	0.59	0.59	0.56
Average earning assets	254,052	254,182	244,528	254,461	238,916
Average assets	298,317	299,865	295,710	303,273	289,936
Average net loans and acceptances	48,117	46,943	41,104	46,109	37,113
Average deposits	151,507	149,099	147,493	150,068	141,038

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	325	286	272	1,162	1,099
Non-interest expense	222	208	227	861	890
Reported net income	74	52	39	196	142
Average earning assets	80,806	78,210	78,253	78,774	76,630
Average assets	87,073	84,829	85,610	85,651	84,872
Average net loans and acceptances	15,768	15,615	12,603	15,068	11,034
Average deposits	50,614	53,291	55,134	52,459	55,942
(1)	Before tax amounts of: $nil in Q4-2016; $1 million in each of Q3-2016 and Q4-2015; $1 million in Fiscal 2016 and $2 million in Fiscal 2015 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q4 2016 vs Q4 2015

Reported net income of $396 million increased $155 million or 65% from a year ago. Adjusted net income, which excludes the amortization of acquisition-related intangible assets, was $396 million, an increase of $154 million or 64%, driven by strong revenue performance. Return on equity was 20.7% compared to 12.5% in the prior year due to higher net income, partially offset by higher allocated capital.

Revenue increased $249 million or 27%. In our Investment and Corporate Banking business, revenue increased due to strong merger and acquisition advisory activity, higher revenue from equity and debt underwriting, corporate lending and net securities gains. Trading Products revenue increased due to higher trading revenue from improved client activity, particularly in equity and interest rate trading, and higher equity issuances.

Net recoveries of credit losses of $8 million increased $6 million. Non-interest expense increased $38 million or 6%, mainly due to higher employee-related costs, given strong performance.

Q4 2016 vs Q3 2016

Net income increased $75 million or 24% from the prior quarter, largely due to strong Investment and Corporate Banking revenue, primarily from merger and acquisition advisory activity, and lower provisions for credit losses, partially offset by higher expenses.

Revenue increased $98 million or 9%, driven by strong merger and acquisition advisory activity in both Canada and the U.S. and higher net securities gains in our Investment and Corporate Banking business. This was partially offset by lower revenue in our Trading Products business resulting from decreased trading revenue and lower equity and debt issuances.

Provision for credit losses decreased $45 million from the prior quarter primarily due to lower new provisions in the oil and gas sector and the benefit of a reversal in the current quarter. Non-interest expense increased $38 million or 6%, mainly due to higher employee-related expenses, in line with performance.

20  BMO Financial Group Fourth Quarter Report 2016

Corporate Services	Table 14

(Canadian $ in millions, except as noted)	Q4-2016	Q3-2016	Q4-2015	Fiscal 2016	Fiscal 2015

Net interest income before group teb offset (1)	(83)	(92)	(69)	(329)	(252)
Group teb offset	(124)	(106)	(120)	(510)	(524)
Net interest income (teb) (1)	(207)	(198)	(189)	(839)	(776)
Non-interest revenue	18	35	112	59	279
Total revenue (teb) (1)	(189)	(163)	(77)	(780)	(497)
Recovery of credit losses (1)	(8)	(11)	(25)	(74)	(36)
Non-interest expense	210	89	126	724	613
Loss before income taxes	(391)	(241)	(178)	(1,430)	(1,074)
Recovery of income taxes (teb)	(183)	(126)	(139)	(743)	(666)
Reported net loss	(208)	(115)	(39)	(687)	(408)
Acquisition integration costs (2)	14	10	6	41	6
Cumulative accounting adjustment (3)	-	-	-	62	-
Restructuring costs (4)	-	-	-	132	106
Adjusted net loss	(194)	(105)	(33)	(452)	(296)

Corporate Services Recovery of Credit Losses
Impaired real estate loans	(2)	(7)	3	(16)	28
Interest on impaired loans	-	-	4	-	17
Purchased credit impaired loans	(6)	(4)	(12)	(58)	(86)
Purchased performing loans	-	-	(20)	-	5
Provision for (recovery of) credit losses (1)	(8)	(11)	(25)	(74)	(36)
Average loans and acceptances	82	84	188	96	242
Period-end loans and acceptances	80	84	182	80	182

U.S. Select Financial Data (US$ in millions)
Total revenue (teb) (1)	(32)	(30)	(20)	(135)	(85)
Provision for (recovery of) credit losses (1)	12	(9)	(56)	(81)	(79)
Non-interest expense	67	42	61	219	272
Recovery of income taxes (teb)	(26)	(17)	(11)	(77)	(131)
Reported net loss	(85)	(46)	(14)	(196)	(147)
Adjusted total revenue (teb) (1)	(32)	(30)	(20)	(135)	(85)
Adjusted provision for (recovery of) credit losses (1)	(7)	(9)	(21)	(56)	(30)
Adjusted non-interest expense	53	30	58	120	228
Adjusted net loss	(65)	(38)	(33)	(150)	(148)
(1)	Beginning in the first quarter of 2016, the reduction in the credit mark that is reflected in net interest income and the provision for credit losses on the purchased performing portfolio are being recognized in U.S. P&C, consistent with the accounting for the acquisition of the BMO Transportation Finance business and given that these amounts have reduced substantially in size. Results for prior periods have not been reclassified.
(2)	Acquisition integration costs related to the acquired BMO Transportation Finance business are primarily included in non-interest expense.
(3)	Cumulative accounting adjustment recognized in other non-interest revenue related to foreign currency translation that largely impacted prior periods.
(4)	Restructuring charges before tax amounts of: $188 million for Fiscal 2016 and $149 million for Fiscal 2015 are included in non-interest expense.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Corporate Services

Corporate Services consists of Corporate Support Areas (CSAs), including Technology and Operations (T&O). CSAs provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and regulatory compliance, marketing, communications and human resources. T&O manages, maintains and provides governance over information technology, operations services, real estate and procurement for BMO Financial Group.

The costs of providing these CSA and T&O services are largely transferred to the three client operating groups (P&C, Wealth Management and BMO Capital Markets), with remaining amounts retained in Corporate Services results. As such, Corporate Services adjusted operating results largely reflect the impact of residual treasury and asset-liability management activities, the elimination of taxable equivalent adjustments, the results from certain impaired real estate secured assets, certain purchased loan accounting impacts, residual unallocated expenses, certain acquisition integration costs, restructuring costs and adjustments to the collective allowance for credit losses.

Q4 2016 vs Q4 2015

Corporate Services net loss for the quarter was $208 million compared with a net loss of $39 million a year ago. Corporate Services adjusted net loss for the quarter was $194 million, compared with an adjusted net loss of $33 million a year ago. Adjusted results in both periods exclude the acquisition integration costs. Both reported and adjusted results declined due to lower revenue mainly driven by a recovery under a legal settlement in the prior year, above-trend expenses including employee-related and technology expenses, and lower credit recoveries.

Q4 2016 vs Q3 2016

Corporate Services net loss for the quarter was $208 million compared with a net loss of $115 million in the prior quarter. Corporate Services adjusted net loss was $194 million, compared with an adjusted net loss of $105 million in the prior quarter. Adjusted results in both periods exclude acquisition integration costs. Both reported and adjusted results declined mainly due to higher expenses in part due to seasonality.

BMO Financial Group Fourth Quarter Report 2016  21

Risk Management

Our market risk, liquidity and funding, insurance risk, information and cyber security risk, select European exposures and risk management practices and key measures are outlined in the Enterprise-Wide Risk Management section on pages 79 to 112 of BMO’s 2016 annual MD&A.

22  BMO Financial Group Fourth Quarter Report 2016

Condensed Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended					For the twelve months ended
	October 31, 2016	July 31, 2016	April 30, 2016	January 31, 2016	October 31, 2015	October 31, 2016	October 31, 2015
Interest, Dividend and Fee Income
Loans	$3,231	$3,193	$3,085	$3,066	$2,866	$12,575	$11,263
Securities	437	431	413	423	417	1,704	1,705
Deposits with banks	53	56	53	61	51	223	190
	3,721	3,680	3,551	3,550	3,334	14,502	13,158
Interest Expense
Deposits	826	776	711	689	641	3,002	2,681
Subordinated debt	39	46	48	46	41	179	171
Other liabilities	358	384	372	335	341	1,449	1,543
	1,223	1,206	1,131	1,070	1,023	4,630	4,395
Net Interest Income	2,498	2,474	2,420	2,480	2,311	9,872	8,763
Non-Interest Revenue
Securities commissions and fees	239	229	229	227	227	924	901
Deposit and payment service charges	298	285	278	280	280	1,141	1,077
Trading revenues	310	332	323	227	206	1,192	987
Lending fees	213	221	214	211	191	859	737
Card fees	122	127	104	108	126	461	460
Investment management and custodial fees	404	380	381	391	384	1,556	1,552
Mutual fund revenues	341	340	337	346	349	1,364	1,377
Underwriting and advisory fees	279	198	177	166	146	820	706
Securities gains, other than trading	36	6	6	36	12	84	171
Foreign exchange, other than trading	48	37	17	60	31	162	172
Insurance revenue	233	804	543	443	388	2,023	1,762
Investments in associates and joint ventures	94	50	(63)	59	56	140	207
Other	163	150	135	41	275	489	517
	2,780	3,159	2,681	2,595	2,671	11,215	10,626
Total Revenue	5,278	5,633	5,101	5,075	4,982	21,087	19,389
Provision for Credit Losses	174	257	201	183	128	815	612
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	79	691	407	366	265	1,543	1,254
Non-Interest Expense
Employee compensation	1,807	1,767	1,904	1,904	1,721	7,382	7,081
Premises and equipment	652	580	605	556	585	2,393	2,137
Amortization of intangible assets	111	112	110	111	110	444	411
Travel and business development	189	146	161	150	177	646	605
Communications	71	69	80	74	80	294	314
Business and capital taxes	9	7	12	14	13	42	45
Professional fees	139	121	125	138	153	523	595
Other	345	290	315	323	254	1,273	994
	3,323	3,092	3,312	3,270	3,093	12,997	12,182
Income Before Provision for Income Taxes	1,702	1,593	1,181	1,256	1,496	5,732	5,341
Provision for income taxes	357	348	208	188	282	1,101	936
Net Income	$1,345	$1,245	$973	$1,068	$1,214	$4,631	$4,405
Attributable to:
Bank shareholders	1,344	1,245	973	1,060	1,206	4,622	4,370
Non-controlling interest in subsidiaries	1	-	-	8	8	9	35
Net Income	$1,345	$1,245	$973	$1,068	$1,214	$4,631	$4,405
Earnings Per Share (Canadian $)
Basic	$2.03	$1.87	$1.46	$1.59	$1.83	$6.94	$6.59
Diluted	2.02	1.86	1.45	1.58	1.83	6.92	6.57
Dividends per common share	0.86	0.86	0.84	0.84	0.82	3.40	3.24

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Fourth Quarter Report 2016  23

Condensed Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended					For the twelve months ended
	October 31, 2016	July 31, 2016	April 30, 2016	January 31, 2016	October 31, 2015	October 31, 2016	October 31, 2015
Net Income	$1,345	$1,245	$973	$1,068	$1,214	$4,631	$4,405
Other Comprehensive Income (Loss), net of taxes
Items that may be subsequently reclassified to net income
Net change in unrealized gains (losses) on available-for-sale securities
Unrealized gains (losses) on available-for-sale securities arising during the period (1)	(31)	103	85	(6)	(164)	151	(166)
Reclassification to earnings of (gains) in the period (2)	(6)	(2)	(3)	(17)	(2)	(28)	(65)
	(37)	101	82	(23)	(166)	123	(231)
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on cash flow hedges arising during the period (3)	(248)	242	(289)	269	47	(26)	528
Reclassification to earnings of (gains) losses on cash flow hedges (4)	11	8	5	(14)	(10)	10	(57)
	(237)	250	(284)	255	37	(16)	471
Net gains (losses) on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	579	812	(2,801)	1,623	(35)	213	3,187
Unrealized gains (losses) on hedges of net foreign operations (5)	(90)	(98)	353	(124)	(58)	41	(482)
	489	714	(2,448)	1,499	(93)	254	2,705
Items that will not be reclassified to net income
Gains (losses) on remeasurement of pension and other employee future benefit plans (6)	28	(128)	(153)	(169)	108	(422)	200
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value (7)	(41)	-	(196)	84	73	(153)	120
	(13)	(128)	(349)	(85)	181	(575)	320
Other Comprehensive Income (Loss), net of taxes	202	937	(2,999)	1,646	(41)	(214)	3,265
Total Comprehensive Income (Loss)	$1,547	$2,182	$(2,026)	$2,714	$1,173	$4,417	$7,670
Attributable to:
Bank shareholders	1,546	2,182	(2,026)	2,706	1,165	4,408	7,635
Non-controlling interest in subsidiaries	1	-	-	8	8	9	35
Total Comprehensive Income (Loss)	$1,547	$2,182	$(2,026)	$2,714	$1,173	$4,417	$7,670

(1)	Net of income tax (provision) recovery of $17, $(45), $(34), $(2), $62 for the three months ended, and $(64), $63 for the twelve months ended, respectively.
(2)	Net of income tax provision of $2, $0, $0, $9, $1 for the three months ended, and $11, $24 for the twelve months ended, respectively.
(3)	Net of income tax (provision) recovery of $99, $(95), $98, $(106), $(26) for the three months ended, and $(4), $(188) for the twelve months ended, respectively.
(4)	Net of income tax provision (recovery) of $(4), $(4), $(2), $4, $3 for the three months ended, and $(6), $14 for the twelve months ended, respectively.
(5)	Net of income tax (provision) recovery of $32, $33, $(118), $43, $19 for the three months ended, and $(10), $167 for the twelve months ended, respectively.
(6)	Net of income tax (provision) recovery of $(14), $53, $55, $62, $(25) for the three months ended, and $156, $(51) for the twelve months ended, respectively.
(7)	Net of income tax (provision) recovery of $15, $0, $70, $(30), $(26) for the three months ended, and $55, $(43) for the twelve months ended, respectively.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

24  BMO Financial Group Fourth Quarter Report 2016

Condensed Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	October 31, 2016	July 31, 2016	April 30, 2016	January 31, 2016	October 31, 2015
Assets
Cash and Cash Equivalents	$31,653	$37,748	$36,111	$38,961	$40,295
Interest Bearing Deposits with Banks	4,449	6,486	7,386	7,433	7,382
Securities
Trading	84,458	81,023	78,960	75,488	72,460
Available-for-sale	55,663	53,660	49,690	52,321	48,006
Held-to-maturity	8,965	8,571	8,401	9,325	9,432
Other	899	1,101	1,145	1,367	1,020
	149,985	144,355	138,196	138,501	130,918
Securities Borrowed or Purchased Under Resale Agreements	66,646	76,112	81,890	83,603	68,066
Loans
Residential mortgages	112,277	109,692	106,641	107,026	105,918
Consumer instalment and other personal	64,680	64,242	63,831	65,886	65,598
Credit cards	8,101	8,023	7,918	7,896	7,980
Businesses and governments	175,597	172,334	165,192	166,141	145,076
	360,655	354,291	343,582	346,949	324,572
Allowance for credit losses	(1,925)	(1,993)	(1,894)	(1,951)	(1,855)
	358,730	352,298	341,688	344,998	322,717
Other Assets
Derivative instruments	39,183	39,194	40,585	49,233	38,238
Customers’ liability under acceptances	13,021	11,835	12,091	11,345	11,307
Premises and equipment	2,147	2,257	2,230	2,339	2,285
Goodwill	6,381	6,250	6,149	6,787	6,069
Intangible assets	2,178	2,178	2,178	2,306	2,208
Current tax assets	906	508	736	735	561
Deferred tax assets	3,101	3,115	3,115	3,360	3,162
Other	9,555	9,346	9,103	9,692	8,673
	76,472	74,683	76,187	85,797	72,503
Total Assets	$687,935	$691,682	$681,458	$699,293	$641,881
Liabilities and Equity
Deposits	$473,372	$467,846	$444,793	$470,836	$438,169
Other Liabilities
Derivative instruments	38,227	38,890	45,979	52,619	42,639
Acceptances	13,021	11,835	12,091	11,345	11,307
Securities sold but not yet purchased	25,106	27,092	27,071	24,208	21,226
Securities lent or sold under repurchase agreements	40,718	50,370	59,193	49,670	39,891
Current tax liabilities	81	33	45	128	102
Deferred tax liabilities	242	252	253	248	265
Other	50,401	50,199	48,358	43,365	43,953
	167,796	178,671	192,990	181,583	159,383
Subordinated Debt	4,439	4,461	4,643	5,250	4,416
Equity
Preferred shares	3,840	3,240	3,240	3,240	3,240
Common shares	12,539	12,463	12,370	12,352	12,313
Contributed surplus	294	294	298	298	299
Retained earnings	21,205	20,456	19,806	19,409	18,930
Accumulated other comprehensive income	4,426	4,224	3,287	6,286	4,640
Total shareholders’ equity	42,304	40,677	39,001	41,585	39,422
Non-controlling interest in subsidiaries	24	27	31	39	491
Total Equity	42,328	40,704	39,032	41,624	39,913
Total Liabilities and Equity	$687,935	$691,682	$681,458	$699,293	$641,881

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Fourth Quarter Report 2016  25

Condensed Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the twelve months ended
	October 31, 2016	October 31, 2015	October 31, 2016	October 31, 2015
Preferred Shares
Balance at beginning of period	$3,240	$2,640	$3,240	$3,040
Issued during the period	600	600	600	950
Redeemed during the period	-	-	-	(750)
Balance at End of Period	3,840	3,240	3,840	3,240
Common Shares
Balance at beginning of period	12,463	12,296	12,313	12,357
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	45	1	90	58
Issued under the Stock Option Plan	31	16	136	51
Repurchased for cancellation	-	-	-	(153)
Balance at End of Period	12,539	12,313	12,539	12,313
Contributed Surplus
Balance at beginning of period	294	302	299	304
Stock option expense/exercised	(8)	(1)	(14)	-
Other	8	(2)	9	(5)
Balance at End of Period	294	299	294	299
Retained Earnings
Balance at beginning of period	20,456	18,281	18,930	17,237
Net income attributable to bank shareholders	1,344	1,206	4,622	4,370
Dividends – Preferred shares	(34)	(30)	(150)	(117)
– Common shares	(555)	(527)	(2,191)	(2,087)
Common shares repurchased for cancellation	-	-	-	(465)
Preferred shares repurchased for cancellation	-	-	-	(3)
Share issue expense	(6)	-	(6)	(5)
Balance at End of Period	21,205	18,930	21,205	18,930
Accumulated Other Comprehensive Income (Loss) on Available-for-Sale Securities
Balance at beginning of period	85	91	(75)	156
Unrealized gains (losses) on available-for-sale securities arising during the period (1)	(31)	(164)	151	(166)
Reclassification to earnings of (gains) in the period (2)	(6)	(2)	(28)	(65)
Balance at End of Period	48	(75)	48	(75)
Accumulated Other Comprehensive Income on Cash Flow Hedges
Balance at beginning of period	833	575	612	141
Gains (losses) on cash flow hedges arising during the period (3)	(248)	47	(26)	528
Reclassification to earnings of (gains) losses in the period (4)	11	(10)	10	(57)
Balance at End of Period	596	612	596	612
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations
Balance at beginning of period	3,838	4,166	4,073	1,368
Unrealized gains (losses) on translation of net foreign operations	579	(35)	213	3,187
Unrealized gains (losses) on hedges of net foreign operations (5)	(90)	(58)	41	(482)
Balance at End of Period	4,327	4,073	4,327	4,073
Accumulated Other Comprehensive (Loss) on Pension and Other Employee Future Benefit Plans
Balance at beginning of period	(540)	(198)	(90)	(290)
Gains (losses) on remeasurement of pension and other employee future benefit plans (6)	28	108	(422)	200
Balance at End of Period	(512)	(90)	(512)	(90)
Accumulated Other Comprehensive Income (Loss) on Own Credit Risk on Financial Liabilities Designated at Fair Value
Balance at beginning of period	8	47	120	-
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value (7)	(41)	73	(153)	120
Balance at End of Period	(33)	120	(33)	120
Total Accumulated Other Comprehensive Income	4,426	4,640	4,426	4,640
Total Shareholders’ Equity	$42,304	$39,422	$42,304	$39,422
Non-controlling Interest in Subsidiaries
Balance at beginning of period	27	484	491	1,091
Net income attributable to non-controlling interest	1	8	9	35
Dividends to non-controlling interest	-	-	(10)	(37)
Redemption of capital trust securities	-	-	(450)	(600)
Other	(4)	(1)	(16)	2
Balance at End of Period	24	491	24	491
Total Equity	$42,328	$39,913	$42,328	$39,913

(1)	Net of income tax (provision) recovery of $17, $62, $(64), $63 for the three and twelve months ended, respectively.
(2)	Net of income tax provision of $2, $1, $11, $24 for the three and twelve months ended, respectively.
(3)	Net of income tax (provision) recovery of $99, $(26), $(4), $(188) for the three and twelve months ended, respectively.
(4)	Net of income tax provision (recovery) of $(4), $3, $(6), $14 for the three and twelve months ended, respectively.
(5)	Net of income tax (provision) recovery of $32, $19, $(10), $167 for the three and twelve months ended, respectively.
(6)	Net of income tax (provision) recovery of $(14), $(25), $156, $(51) for the three and twelve months ended, respectively.
(7)	Net of income tax (provision) recovery of $15, $(26), $55, $(43) for the three and twelve months ended, respectively.

26  BMO Financial Group Fourth Quarter Report 2016

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2016 Annual Report, this quarterly news release, presentation materials and supplementary financial information package online.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, December 6, 2016, at 2:00 p.m. (EST). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Monday, February 27, 2017, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 5740558.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996

Valerie Doucet, Montreal, valerie.doucet@bmo.com, 514-877-8224

Investor Relations Contacts

Jill Homenuk, Head, Investor Relations, jill.homenuk@bmo.com, 416-867-4770

Christine Viau, Director, Investor Relations, christine.viau@bmo.com, 416-867-6956

Corporate Secretary

Barbara Muir, Corporate Secretary, corp.secretary@bmo.com, 416-867-6423

Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan)

Average market price as defined under the Plan

August 2016: $85.56

September 2016: $85.84

October 2016: $86.26

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, including the notice for our normal course issuer bid, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results online, please visit our website at www.bmo.com. To review regulatory filings and disclosures online, please visit our website at www.bmo.com/investorrelations.

Our 2016 Annual MD&A, audited annual consolidated financial statements and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2016 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

® Registered trademark of Bank of Montreal

Annual Meeting 2017 The next Annual Meeting of Shareholders will be held on Tuesday, April 4, 2017, in Toronto, Ontario.

BMO Financial Group Fourth Quarter Report 2016  27